SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

   RYANAIR SMASHES 1 BILLION PLATORM VISITS A YEAR

Ryanair, Europe's No. 1 airline, today (9 May) announced it smashed 1 billion platform visits per year (April 2017 to March 2018) for the first time in its history. This new 1,000,000,000 visitor record (website and app combined) is more visits than Lufthansa, British Airways, Air France, KLM and Iberia combined, and demonstrates that Ryanair's website and app are the go-to platforms for customers searching and booking the lowest fares, thanks to the continuing success of the "Always Getting Better" customer experience programme.

The figures have been independently verified by SimilarWeb and show that Ryanair's platform received:

●    More visits than Lufthansa, British Airways, Air France, KLM and Iberia combined
●    More visits than Gap, Sky News, Tesco & Victoria's Secret
●    6 times the visits of Man United, the world's most visited football club site
●    22 visits per second
●    The most visits in order of market: 1. UK 2. Italy 3. Spain 4. Germany 5. Ireland

Ryanair's Kenny Jacobs said:

"We are delighted to reach this milestone of 1 billion visits in a year, the equivalent of nearly every man, woman and child in Europe and the USA visiting Ryanair's platforms, as consumers demonstrate they know exactly where to go for the lowest fares in Europe. Ryanair.com is the world's most visited airline website and the Ryanair app is the most used travel app in Europe, and we are continuing to enhance and improve our digital offering and customer experience through Ryanair Labs.

We thank all of our visitors and are celebrating our billion visits with a 'Thanks a Billion' flash sale, with seats on the Ryanair.com website and app available from just €19.99, which must be booked before midnight (24:00hrs) on Friday (11 May). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

Airline	..com visits*	..com and app visits
Ryanair.com	641,000,000	1,000,000,000
ba.com / britishairways.com	162,000,000	n/a
lufthansa.com	135,000,000	n/a
klm.com	105,000,000	n/a
iberia.com	79,000,000	n/a
airfrance.com	32,000,000	n/a

*Source: SimilarWeb

For further information
please contact:                                              Robin Kiely                             Piaras Kelly
                                                                       Ryanair DAC                          Edelman Ireland
            Tel: +353-1-9451949              Tel: +353-1-6789333
            press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 May, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary